Exhibit 1

CORPORATE NEWS

NXP Semiconductors N.V.

Repurchases 5 million shares of

Common Stock

EINDHOVEN, THE NETHERLANDS, Feb 19, 2014 — NXP Semiconductors N.V. (“NXP”) (NASDAQ: NXPI) announced today that it has repurchased 5 million shares of its common stock under its stock repurchase plan announced on February 5, 2014. The shares were repurchased directly from affiliates and from funds managed or advised by KKR in a private transaction at a price per share based on the market closing price. Under the same stock repurchase plan, since it was announced on February 5, 2014, NXP previously already purchased approximately 2.9 million shares of common stock in various privately negotiated and open market transactions. The repurchased shares will be used to cover in part employee stock options and equity rights under NXP’s long term incentive plans. The repurchased shares are held as treasury shares and will be accounted for as a reduction of stockholders’ equity.

Forward-Looking Statements

This document includes forward-looking statements, which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer @nxp.com

+1 408 518 5411

Media:

Joon Knapen

joon.knapen@nxp.com

+31 619 303 857